July 28, 2008

BY EDGAR

Ms. Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Dear Ms. Jacobs:

Re:
Consonus Technologies, Inc.
Amendment No. 6 to the Registration Statement on Form S-1
Filed on July 24, 2008
File No. 333-142635

        On behalf of Consonus Technologies, Inc. (the "Company" or "CTI"), we are writing to respond to the comments set forth in the seventh comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 25, 2008 (the "seventh comment letter") relating to the above-referenced Amendment No. 6 to the Registration Statement on Form S-1 filed on July 24, 2008 (the "Amended Registration Statement"). We have also further revised the Amended Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 7 to the Amended Registration Statement ("Amendment No. 7"), which reflects these revisions.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the seventh comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 7.

Risk Factors

Our operations are governed by an operating agreement

1.
This risk factor merely discloses the fact that you have entered into an operating agreement, which imposes limitations on your operations. Please expand the risk factor to address explicitly the risk to your business operations associated with these limitations.

  The Company has revised the risk factor disclosure on pages 12 and 13 of Amendment No. 7.

Our President and Chief Executive Officer and our Executive Vice President of Channels and Alliances, page 16

2.
Please expand this risk factor to provide the context background surrounding the disputes. Please avoid vague references to "certain disputes," "certain circumstances" and "other disputes" and instead describe succinctly the nature of the disputes that have arisen and the circumstances to which you refer. In addition, please disclose the amounts involved in the various disputes, if material. To the extent any of the amounts owed have been or will be subject to forgiveness, please discuss this as well.

  The Company has revised the risk factor disclosure on pages 16 and 17 of Amendment No. 7.

We have identified material weakness in our internal controls over financial reporting, page 24

3.
We note that you are not required to provide an effectiveness conclusion as to your disclosure controls and procedures at this time. If you determine to retain this conclusion, please advise how you reached this conclusion when the material weakness in internal control has not yet been remedied.

  The Company has revised the risk factor disclosure on page 25 of Amendment No. 7.

Exhibits

4.
We note that the opinion dated December 21, 2007 has not been updated to reflect the changes in the offering. Please provide an updated opinion in a pre-effective amendment.

  An updated legality opinion has been included as Exhibit 5.1 of the Registration Statement.

5.
Revise to provide a pro forma balance sheet reflecting the distribution accrual, without giving effect to the offering proceeds, along side the most recent historical balance sheet. In addition, because the amount of the distribution exceeds earnings during the previous twelve moths, revise to provide pro forma per share data, for the latest year and interim period, giving effect to the number of shares whose proceeds would be necessary to pay the dividend, in addition to the historical earnings per share.

  The Company has revised the disclosures at pages 22, 29, 30, 34, 36, 40, F-2, F-6 and F-7 of Amendment No. 7.

*    *    *

        The Company acknowledges the Staff's response protocol. The Company understands that the Staff may have additional comments after receiving Amendment No. 7 and this letter.

        The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

  •
  Should the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Staff from taking any action with respect to the filing;

  •
  The action of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

        Please contact the undersigned if you wish to discuss our responses to the sixth comment letter.

Sincerely,
Ian G. Putnam
cc:
Michael G. Shook, Chief Executive Officer, Consonus Technologies, Inc.
Randy Lewis, Wilson Sonsini Goodrich & Rosati, PC